# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lake Shore Bancorp, Inc. /MD/, CIK 0002059653
CUSIP: 510704109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 31 East Fourth Street, Dunkirk, New York (NY), 14048
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002096563

## Reporting persons
- Employee Stock Ownership Plan Trust of Lake Shore Bancorp, Inc.: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 514,296; shared voting power 93,163; sole dispositive power 600,369; shared dispositive power 7,090; aggregate amount beneficially owned 607,459 (7.8% of the class)

## Item 1. Issuer
Name of issuer: Lake Shore Bancorp, Inc. /MD/
Address of issuer's principal executive offices: 31 East Fourth Street, Dunkirk, New York, 14048

## Item 2. Person Filing
Name of person filing: Employee Stock Ownership Plan Trust of Lake Shore Bancorp, Inc., Trustee: Hand Benefits & Trust, a BPAS Company
Address of principal business office or, if none, residence: 820 Gessner Road, Suite 1250, Houston, Texas 77024
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 607,459
Percent of class: 7.8
Sole power to vote or to direct the vote: 514,296
Shared power to vote or to direct the vote: 93,163
Sole power to dispose or to direct the disposition: 600,369
Shared power to dispose or to direct the disposition: 7,090

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Employee Stock Ownership Plan Trust of Lake Shore Bancorp, Inc.: /s/ Stephen S. Hand, Stephen S. Hand, President and Chief Executive Officer, Hand Benefits & Trust, a BPAS Company, as Trustee (11/07/2025)